CIBT EDUCATION GROUP INC.

MANAGEMENT’S DISCUSSION & ANALYSIS
(EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE STATED)

FOR THE QUARTER ENDED NOVEMBER 30, 2012

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2012

The following Management’s Discussion & Analysis (“MD&A”) is prepared in accordance with National Instrument 51-102F1, and should be read in conjunction with the consolidated financial statements and related notes for the quarter ended November 30, 2012, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. The fiscal year 2012 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was September 1, 2010, comparative information prior to that date included in this MD&A has not been restated.

This MD&A contains certain forward-looking statements, which relate to future events or the Company’s future performance that include terms such as “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall” and similar terms. These statements involve known and unknown risks, uncertainties and other factors that are beyond the Company’s control, which may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A.

All figures are in Canadian dollars unless otherwise noted. This MD&A has been prepared as of January 14, 2013.

NON-IFRS FINANCIAL MEASUREMENTS

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) are non-IFRS financial metrics used in this Management’s Discussion & Analysis. These non-IFRS financial measurements do not have any standardized meaning as prescribed by IFRS, and is therefore unlikely to be comparable to similar measures presented by other issuers. Management uses EBITDA metrics to measure the profit trends of the business units and segments in the consolidated group since it eliminates the effects of financing decisions. Certain investors, analysts and others utilize these non-IFRS financial metrics in assessing the Company’s financial performance. These non-IFRS financial measurements have not been presented as an alternative to net loss or any other financial measure of performance prescribed by IFRS. Reconciliation of the non-IFRS measure has been provided on page 4 of this MD&A.

Date of Report – January 14, 2013

CIBT EDUCATION GROUP INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2012

NATURE OF BUSINESS

CIBT Education Group Inc. (the “Company”) is an education management company headquartered in Vancouver, British Columbia, Canada that delivers advanced education via traditional face to face teaching and interactive technology to the global education market. The Company’s current business operations include education and media communications. The Company currently has four business units:

●
CIBT School of Business & Technology Corp. (“CIBT China”) is an education company based in China. CIBT China engages in joint partnerships with schools in China and emerging Asia to teach North American based programs taught through traditional face to face teaching in addition to an internally developed interactive video conferencing teaching platform called the Global Learning Network (“GLN”).

●
Sprott-Shaw Degree College Corp. (“SSDC or Sprott-Shaw”) is comprised of a community college with multiple locations and a degree granting college, based in Canada. The community college specializes in healthcare, hospitality and tourism management, and business diploma programs, while the degree granting college offers accredited Bachelor of Business Administration degrees in British Columbia, Canada.  Established in 1903, Sprott-Shaw Community College is the oldest private post-secondary institution in British Columbia, Canada.

●
KGIC Language College Corp. (“KGIC”) is an English language college based in Canada. KGIC delivers English language programs and career programs to foreign students in Canada. KGIC has developed a global network of student recruitment agents in 42 countries to attract international students to study at its Canadian campuses.

●
IRIX Design Group Inc. (“IRIX”) is an advertising and marketing company based in Canada. IRIX provides advertising and communication solutions with a niche in Asian market advertising.  IRIX also provides marketing and design services for the Company’s various subsidiaries.

OVERALL PERFORMANCE

The table below describes the financial performance for the Company for the quarter ended November 30, 2012 compared to the quarter ended November 30, 2011:

Selected Financial Information, quarter ended November 30	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011	Change	Percentage Change

Total revenues	$12,737,309	$12,643,363	$93,946	1%
Total revenues net of direct costs %	54%	54%	-	NA

Educational revenues – CIBT	$687,298	$841,054	$(153,756)	(18%)
Educational revenues net of direct costs % – CIBT	51%	46%	5%	NA

Commission revenues – GEA	$153,041	-	$153,041	NA
Commission revenues net of direct costs % – GEA	44%	-	44%	NA

Educational revenues – SSDC	$6,137,724	$6,868,893	$(731,169)	(11%)
Educational revenues net of direct costs % – SSDC	62%	62%	-	NA

Educational revenues – KGIC	$5,280,120	$4,417,353	$862,767	20%
Educational revenues net of direct costs % – KGIC	46%	43%	3%	NA

Design and advertising revenues – IRIX	$479,126	$516,063	$(36,937)	(7%)
Design and advertising revenues net of direct costs % – IRIX	58%	57%	1%	NA

General and administrative expenses	$7,020,264	$6,534,751	$485,513	7%

Net (loss) income	$(528,221)	$51,297	$(579,518)	(1,130%)

EBITDA (non-IFRS)	$(140,116)	$370,506	$(510,622)	(138%)

The Company’s revenues increased by 1% in the quarter ended November 30, 2012 compared to the same period last year.  The revenue increase in the quarter ended November 30, 2012 is attributed to the growth of international student revenue at KGIC and Sprott-Shaw.  Over the past three years, the Company has focused on expanding its international student base taught in Canada through continued expansion and utilization of the Company’s recruitment network, as well as joint overseas marketing efforts by all of the Company’s subsidiary schools.  As such, within the quarter ended November 30, 2012 KGIC’s revenues, which is exclusively from international students, has grown by 20% (or $862,767) and Sprott-Shaw’s international student revenue has grown by 49% (or $585,931), compared to the same period last year.  The Company’s significant strength in international recruitment has also led to a new division that recruits for top tier North American schools, the Global Education Alliance (“GEA”).  The new GEA division has earned $153,041 in revenues in the three months ended November 30, 2012.

Although revenue from international students has shown significant growth in the quarter ended November 30 2012, a slowdown in domestic revenue has temporary affected the Company’s aggregated revenue growth. While international revenues increased by $585,931, Sprott-Shaw’s domestic revenue has decreased by $1,317,100 (to net to a $731,169 aggregate decrease) due to student loan credit tightening and changes in requirements for practical nursing programs throughout British Columbia, Canada. These regulatory changes have affected colleges throughout the province of British Columbia, resulting in the closure of a number of schools throughout BC and therefore less competition for future quarters.  Sprott-Shaw has reduced its number of location by four within the past year and added one new location in Greater Vancouver.  These closed campuses were located in remote regions of British Columbia and resources have been re-allocated to profitable campuses in other metropolitan locations.

Our management’s emphasis since the start of fiscal year 2012 was placed on the streamlining the overall operations in Canada to better support our overseas marketing and business development efforts, re-position ourselves to recruit from the massive China market and transfer Chinese students to study at our members schools or our partner schools, and continued deployment and enhancement of our Global Learning Network platform.

The following reconciles the net income (loss) to EBITDA (non-IFRS) and Adjusted EBITDA (non-IFRS):

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Net income (loss)	$(528,221)	$51,297

Add: interest on long-term debt	15,549	35,660
Add: income tax (recovery) provision	-	(24,368)
Add: depreciation and amortization	372,556	307,917

EBITDA (NON-IFRS)	$(140,116)	$370,506

As described in the table above, the net loss in the quarter ended November 30, 2012 increased by $579,518 compared to the same period last year, while the EBITDA decreased by $510,622 in the same period.  The decreased profitability over the quarter ended November 30, 2012 is the result of the following:
●
The restructuring of BC’s Practical Nursing programs, which temporarily decreased revenues, while the programs resources and costs were maintained, as the program is expected to rebound in future quarters;

●
Increase in a share based compensation of $29,945 (a non-cash expense) in the quarter ended November 30, 2012 compared to $12,738 in the quarter ended November 30, 2011, which has no effect on cash flow, but decreases reported profitability for the quarter ended November 30, 2012;

●	Increase in professional and consulting fees due to IFRS consulting work; and
●	Increase in advertising costs, which are expected to benefit the Company in future quarters.

Profitability is expected to grow over the next few quarters, as this year the Company is reducing business development efforts in new markets such as Vietnam and Saudi Arabia, there is no longer a need for significant curriculum updates, the Global Learning Network platform development costs has been reduced, and costs related to the transition to IFRS for financial reporting are also expected to decline this year.

The following details our cash flow activity during the quarter ended November 30, 2012 compared to last year:

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Cash flows from (used in) operating activities:
Net loss	$(528,221)	$51,297
Adjusted for items not involving cash:
- amortization of property, equipment and intangible assets (including agency fees)	1,912,000	1,539,880
- share-based payment expense	29,945	12,738
- income tax recovery	-	(36,907)
- loss on disposal of assets, net	-	(3,583)
Net changes in non-cash working capital items	(270,856)	1,898,395

Net cash (used in) operating activities	1,142,868	3,461,820

Cash flows used in investing activities
Purchases of property and equipment	(67,053)	(36,141)
Acquisition of intangible assets	(2,063,827)	(1,458,423)

Net cash used in investing activities	(2,130,880)	(1,494,564)

Cash flows used in financing activities
Purchase of treasury shares	(67,717)	(23,250)
Advances to related parties	41,236	15,581
Non-controlling interest draws	(150,000)	(200,000)
Finance lease obligation	(31,748)	(25,657)
Loan principal repayments	(150,000)	(150,000)

Net cash used in financing activities	(358,229)	(383,326)

Effect of exchange rate changes on cash and cash equivalents	(3,972)	44,395

Net increase (decrease in cash)	(1,350,213)	1,628,325

Cash and cash equivalents, beginning of period	7,964,476	6,456,568

Cash and cash equivalents, end of period	$6,614,263	$8,084,893

The Company’s cash flow from operating activities decrease from $3,461,820 in the quarter ended November 30, 2011 to $1,142,868 in the quarter ended November 30, 2012.  The decrease in cash flow from operating activity was mainly due to the changes in working capital accounts, which have increased due to the increased of Accounts Receivable relating to government contracts with the Middle East and Korea, and increased capital expenditure on leasehold improvement.  International student revenues from the Middle East increased to a greater extent in the quarter ended November 30, 2012, therefore, the accounts receivables balance increased in line with deferred revenues, which limited cash inflow.  In the quarter ended November 30, 2011, the accounts receivables increased at a slower pace to deferred revenues and therefore increased cash flow from operating activity in the quarter.  The Company expects this process to even out as the year continues, thereby increasing cash flow from operating activities in future quarters.

The current portion of long term debt is a term loan facility from a commercial bank that was used to acquire KGIC in March 2010. This debt decreased by $150,000 for the quarter ended November 30, 2012 which represents the consistent efforts by the Company to decrease its debt. As at November 30, 2012 there was 1,402,712 remaining principle on the loan, down from $1,552,712 as at August 31, 2012, and from $2,757,164 as at September 1, 2010, a decrease of 49%.  This loan facility is expected to be fully paid out by February 2015.

SUMMARY OF QUARTERLY RESULTS
The following table summarizes selected Company financial information for the last eight completed fiscal quarters in accordance to IFRS:

Selected Financial Information	Quarter Ended November 30, 2012 (First Quarter)	Quarter Ended August 31, 2012 (Fourth Quarter)	Quarter Ended May 31, 2012 (Third Quarter)	Quarter Ended February 29, 2012 (Second Quarter)

Total revenues	$12,737,309	$19,848,818	$13,262,693	$12,213,813

Net income (loss)	$(528,221)	$286,141	$(317,426)	$(818,286)

Income (loss) per share	$(0.01)	$0.00	$(0.00)	$(0.01)

Selected Financial Information	Quarter Ended November 30, 2011 (First Quarter)	Quarter Ended August 31, 2011 (Fourth Quarter)	Quarter Ended May 31, 2011 (Third Quarter)	Quarter Ended February 28, 2011 (Second Quarter)

Total revenues	$12,643,363	$18,260,162	$13,868,599	$13,092,663

Net loss	$51,297	$(2,638,744)	$(5,777,091)	$(859,956)

Loss per share	$0.00	$(0.04)	$(0.08)	$(0.01)

The Company’s operations are affected by seasonality, which has varying effects on the Company’s financials. The Sprott-Shaw and CIBT China business units follow the typical student enrolment/academic season for the education business sector, which operate from September to June. A large amount of tuition fees and accounts receivable are therefore accumulated in the month of September of each year, but are deferred and recognized as programs are delivered throughout the academic year. Revenues and net income are therefore balanced throughout the first three quarters of the fiscal year. KGIC’s business operating cycle is typically the reverse of CIBT and SSDC with the fourth quarter summer season being the busiest for the year due to the significant increase in summer programs.

RESULTS OF OPERATIONS

The following table compares selected financial information for the quarter ended November 30, 2012 to the quarter ended November 30, 2011.

Selected Financial Information	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Total revenues	$12,737,309	$12,643,363

Educational revenues – CIBT	$687,298	$841,054
Educational revenues net of direct costs % – CIBT	51%	46%

Commission revenues – GEA	$153,041	-
Commission revenues net of direct costs % – GEA	44%	-

Educational revenues – SSDC	$6,137,724	$6,868,893
Educational revenues net of direct costs % – SSDC	62%	62%

Educational revenues – KGIC	$5,280,120	$4,417,353
Educational revenues net of direct costs % – KGIC	46%	43%

Design and advertising revenues – IRIX	$479,126	$516,063
Design and advertising revenues net of direct costs % – IRIX	58%	57%

General and administrative expenses	$7,020,264	$6,534,751

Share-based compensation	$29,945	$12,738

Foreign exchange (gain) loss	$11,906	$75,998

Income tax (recovery) provision – net	-	$(24,368)

Net (loss) income	$(528,221)	$51,297

(Loss) earnings per share	$(0.01)	$0.00

Total assets	$45,249,492	$48,876,920

Long-term liabilities	$603,089	$385,380

China Operations

The table below describes CIBT China’s operational and financial performance for the quarterly period ended November 30, 2012 compared to the same period last year:

Quarterly Financial Information	November 30, 2012	November 30, 2011	Change	Percentage Change

CIBT Education Revenues	$687,298	$841,054	$(153,756)	(18%)
CIBT Revenues net of direct costs (%)	51%	46%	5%	NA

Student population	1,505	1,802	(297)	(16%)
Average revenue per student	$457	$467	$(10)	(2%)

CIBT China Net income (loss) before inter-corporate charges	$3,872	$(47,341)	$51,213	(108%)
Inter-corporate charges	$8,955	-	$8,955	NA

CIBT China EBITDA (NON-IFRS)	$48,767	$(2,765)	$51,532	(1,864%)

The table below describes GEA’s operational and financial performance for the quarterly period ended November 30, 2012 compared to the same period last year:

Quarterly Financial Information	November 30, 2012	November 30, 2011	Change	Percentage Change

Commission revenues – GEA	$153,041	-	$153,041	NA
Commission revenues net of direct costs % – GEA	44%	-	44%	NA

CIBT China’s decreased revenues in the quarter ended November 30, 2012 was caused by the expiry of the CIBT partnership with BJUT in August 31, 2011 that continued in a teach-out phase in November 30, 2011.  CIBT China has replaced the BJUT programs with mass market training programs as well as overseas study referrals, which has been separated into the new GEA division, which recruits for top tier schools in North America.  Commission revenues from GEA have made up for the decrease in education revenues within the China operations.

The mass market training programs from CIBT China include hotel management programs through Sprott-Shaw and other internally developed programs such as English language training, and university and high school prep programs. In addition, the new strategy includes overseas study referrals to wholly owned subsidiaries such as Sprott-Shaw and KGIC as well as partner schools, through the new GEA division, including Northeastern State University of Oklahoma and Southpointe Academy of Greater Vancouver.  Within the past three months, the GEA has recruited a number of students to study in Canada and the United States and is planning to continue to grow this segment of the business in 2013.  Recruitment is a simplified business model utilizing our existing infrastructure, extensive network and business connections of 18 years in China.

The new operations are more cost effective and have resulted in an improvement in profitability.  The net loss decreased by $51,213 and the EBITDA (non-IFRS) increased by $51,532 in the quarter ended November 30, 2012 compared to the same period last year.

The following table reconciles the net loss to EBITDA (non-IFRS) and Adjusted EBITDA (non-IFRS):

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Net loss	$(5,083)	$(47,341)

Less: inter-corporate charges	8,955	-

Net income (loss) before inter-corporate income	3,872	(47,341)

Add: income tax (recovery) provision	-	239
Add: depreciation and amortization	44,895	44,337

EBITDA (NON-IFRS)	48,767	(2,765)

Sprott-Shaw (SSDC)

The table below describes Sprott-Shaw’s operational and financial performance for the quarterly period ended November 30, 2012 compared to the same period last year:

SSDC Quarterly Financial Information	November 30, 2012	November 30, 2011	Change	Percentage Change

Revenues	$6,137,724	$6,868,893	$(731,169)	(11%)
Revenues net of direct costs (%)	62%	62%	-	NA

Student population	2,025	1,973	52	3%
Average revenue per student	$3,031	$3,481	$(450)	(13%)

Net income before inter-corporate charges	$210,646	$708,915	$(498,269)	(70%)
Inter-corporate charges	$496,778	$548,128	$(51,350)	(9%)

EBITDA (NON-IFRS)	$401,138	$929,012	$(527,874)	(57%)

Sprott-Shaw’s revenues decreased by 11% in the quarter ended November 30, 2012 compared to the same period last year.  The revenue decrease in the quarter ended November 30, 2012 was due to two main reasons.  The College of Licensed Practical Nurses of British Columbia (“CLPNBC”) changed the curriculum requirements for Practical Nursing programs across British Columbia, which has delayed enrollment in Sprott-Shaw’s nursing programs.  Sprott-Shaw has now fully updated its practical nursing curriculum, which has resulted in the most campuses in British Columbia with initial approval for the new curriculum.  They are expecting to make up for decreased revenues in future quarters.  This curriculum shift has resulted in decreased competition within the Practical Nursing training, as many schools were not able to alter their curriculum in time.  Sprott-Shaw has also been affected by student loan credit tightening throughout BC.  To mitigate the risk, Sprott-Shaw reduced its campuses in outlying regions, which resulted in decreased revenue in outlying regions but improved profitability for the consolidated group, as the campuses that were closed were not profitable and heavily dependent on government funded training contracts.  The decrease in revenue from campus reductions was mostly offset by the increased international student revenue from Sprott-Shaw’s International Department, which grew from $1,190,852 in the three months ended November 30, 2011 to $1,776,783 in the three months ended November 30, 2012 (a 49% growth rate). Sprott-Shaw’s net income before inter-corporate charges decreased by $498,269 (or 70%) in the quarter ended November 30, 2012 compared to the same period last year. The decrease in profitability was due to the temporary decline in domestic revenues.

Sprott-Shaw has undertaken a number of consolidation efforts to decrease its operating cost and improve its operational efficiency. These reorganization measures have included termination of redundant infrastructure between itself and KGIC, merging of certain campus locations, reduction of campus locations in outlying regions, and combination of administration and accounting functions with other subsidiaries. With the saved costs, Sprott-Shaw was able to spend more on advertising to increase their business in future quarters.  As a result, despite the decreases in certain general and administrative expenses through streamlining efforts, the increases in advertising have caused the overall general and administrative expenses to increase by $38,867 in the quarter ended November 30, 2012. Please find additional details in the “General and Administrative Expenses” section below.

The impact of the newly introduced Harmonized Sales Tax in British Columbia created additional expenses to the overall operations and tax credits cannot be collected from education revenues. HST was abolished and the PST plus GST sales tax system is set to be reinstated in March 2013. Prior to the implementation of HST on July 1st 2010, the tax rate for most professional services was 5%. The HST has increased the sales tax rate to 12% with no recuperation available to offset as input tax credit, due to the tax exempt nature of the education business in Canada. The abolishment of HST will go into effect in March 2013 which will decrease this additional expense accordingly.  Refer to the discussion on “General and Administrative Expenses” below for further analysis.

The following reconciles the net income to EBITDA (non-IFRS):

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Net (loss) income	$(286,132)	$160,787

Add: inter-corporate charges	496,778	548,128

Net income before inter-corporate charges	210,646	708,915

Add: interest on long-term debt	14,001	35,660
Add: income tax provision (recovery)	-	17,505
Add: depreciation and amortization	176,491	167,022

EBITDA (NON-IFRS)	$401,138	$929,012

KGIC

The table below describes KGIC’s operational and financial performance for the quarterly period ended November 30, 2012 compared to the same period last year:

KGIC Quarterly Financial Information	November 30, 2012	November 30, 2011	Change	Percentage Change

Revenues	$5,280,120	$4,417,353	$862,767	20%
Revenues net of direct costs (%)	46%	43%	3%	NA

Student population	1,538	1,432	106	7%
Average revenue per student	$3,433	$3,085	$348	11%

Net income (loss) before inter-corporate charges	$65,132	$(35,103)	$100,235	(286%)
Inter-corporate charges	$96,128	$133,346	$(37,218)	(28%)

EBITDA (NON-IFRS)	$172,717	$34,132	$138,585	406%

Revenues for KGIC increased by 20% in the quarter ended November 30, 2012 compared to the same period last year. The revenue growth from KGIC is due to increased marketing activity and more favorable economic conditions in markets that KGIC recruits students, such as Japan and Saudi Arabia.  KGIC’s revenues have also grown through synergies with Sprott-Shaw and CIBT China.  Students from Sprott-Shaw and CIBT China who require additional English competencies are referred to KGIC. In addition, KGIC expanded its marketing and business development efforts in China at reduced cost by utilizing CIBT China's existing infrastructure to grow its English language training business.

KGIC’s general and administrative expenses have increased from $1,871,872 in the quarter ended November 30, 2011 to $2,237,785 in the quarter ended November 30, 2012 in proportion with its revenue growth.  KGIC has increased its budget for advertising and marketing efforts through increased personnel over the quarter ended November 30, 2012, which has paid off in increased revenue for the period.  KGIC has undertaken a number of consolidation efforts to decrease other operating costs and increase operating margins. These reorganization measures have included termination of redundant personnel, procedures, and administrative functions between itself and Sprott-Shaw, merging of certain campuses and office locations, IT infrastructure, and cross system referral of students and graduates among CIBT China, Sprott-Shaw and KGIC.

Although general and administrative expenses have increased, profitability for KGIC has also increased due to the significant growth in their revenues.  Net income before inter-corporate charges increased by $100,235 in the quarter ended November 30, 2012, while EBITDA grew by $138,585 compared to the same period last year.

The newly introduced Harmonized Sales Tax in British Columbia also affected KGIC’s earnings due to the increased goods and services tax rate from 5% to 12% with a net difference of 7%. This increased sales tax is expected to be eliminated by March 2013, thereby saving KGIC additional expenses next year. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net income to EBITDA (non-IFRS):

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Net loss	$(30,996)	$(168,449)

Add: inter-corporate charges	96,128	133,346

Net income (loss) before inter-corporate charges	65,132	(35,103)

Add: interest on long-term debt	1,548	-
Add: depreciation and amortization	106,037	69,235

EBITDA (NON-IFRS)	$172,717	$34,132

IRIX

The table below describes IRIX’s operational and financial performance for the quarterly period ended November 30, 2012 compared to the same period last year:

IRIX Quarterly Financial Information	November 30, 2012	November 30, 2011	Change	Percentage Change

Revenues	$479,126	$516,063	$(36,937)	(7%)
Revenues net of direct costs (%)	58%	57%	1%	NA

Net income before inter-corporate income	$32,922	$62,585	$(29,663)	(47%)
Inter-corporate income	$8,955	-	$8,955	NA

EBITDA (NON-IFRS)	$39,940	$70,013	$(30,073)	(43%)

Revenues for IRIX have decrease by 7% over the quarterly period ended November 30, 2012 compared to the same period in the prior year.  The decrease in IRIX’s revenue is due to decreased spending on real estate sales and advertising in Vancouver, BC, which IRIX serves. Net income before inter-corporate income for IRIX decreased by $29,663 in the quarter ended November 30, 2012 while EBITDA for IRIX decreased by $30,073 in the quarter ended November 30, 2012 compared to the same period last year. Please find additional details in the “General and Administrative Expenses” section below.

The following reconciles the net income (loss) to the EBITDA (non-IFRS):

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Net income	$41,877	$62,585

Less: inter-corporate income (charges)	8,955	-

Net income before inter-corporate charges	32,922	62,585

Add: depreciation and amortization	7,018	7,428

EBITDA (NON-IFRS)	$39,940	$70,013

General and Administrative Expenses – Consolidated Group

The following tables compare selected financial information for the quarterly period ended November 30, 2012 to the same period last year. The selected general and administrative expenses are for the total consolidated group.

Quarterly Selected Financial Information	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011	Quarter Ended Change	Quarter Ended Percentage Change

Advertising	$1,460,516	$1,023,218	$437,298	43%

Consulting and management fees	$485,239	$395,306	$89,933	23%

Professional fees	$268,455	$228,910	$39,545	17%

Rent	$1,383,987	$1,384,162	$(175)	(0%)

Salaries and benefits	$2,496,545	$2,483,392	$13,153	1%

Other expenses	$925,522	$1,019,763	$(94,241)	(9%)

Total general and administrative expenses	$7,020,264	$6,534,751	$485,513	7%

The tables below describe advertising expenses for the quarterly period ended November 30, 2012 compared to the same period last year:

Advertising, quarterly expenses	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011	Quarter Ended Change	Quarter Ended Percentage Change

Total	$1,460,516	$1,023,218	$437,298	43%

CIBT	$20,721	$24,087	$(3,366)	(14%)

SSDC	$1,066,032	$912,449	$153,583	17%

KGIC	$373,763	$86,682	$287,081	331%

Overall advertising increased in the quarter ended November 30, 2012 compared to the same period last year. CIBT China’s advertising decreased in the quarter ended November 30, 2012 compared last year as they have focused on building partnerships with institutions that would advertise and recruit for them, while they focus on curriculum and teaching.

KGIC advertising costs increased in the quarter ended November 30, 2012 compared to last year. KGIC is focusing on international recruitment and has allocated additional budget towards increasing its international marketing presence. Sprott-Shaw advertising has increased in the quarter ended November 30, 2012 as they have updated their brand and intend to increase their market share for future quarters.

Consulting and management fees increased within the quarter ended November 30, 2012 compared to the same period last year. The increase was due to additional consulting effort required to prepare our first annual financial statements in accordance with IFRS.

Professional fees also increased within the quarter ended November 30, 2012 as compared to the same period last year due to the transition of IFRS as part of the financial reporting requirements.

Rent remained relatively stable in the quarter ended November 30, 2012.  Lease obligation for two Sprott-Shaw campuses have expired in November 2012 and will save the Company in rental and lease expenses in future quarters.  The expiry of these leases is anticipated to save the Company approximately $108,946 annually, in future quarters.

The tables below describe salaries and benefits for the quarterly period ended November 30, 2012 compared to the same period in the prior year:

Personnel, quarterly expenses	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011	Quarter Ended Change	Quarter Ended Percentage Change

Total	$2,496,545	$2,483,392	$13,153	1%

CIBT	$108,726	$218,477	$(109,751)	(50%)

SSDC	$1,342,117	$1,317,660	$24,457	2%

KGIC	$694,753	$662,524	$32,229	5%

IRIX	$203,533	$185,352	$18,181	10%

Corporate	$147,416	$99,379	$48,037	48%

Personnel cost for the quarter ended November 30, 2012 have increased slightly compared to the same period last year.  CIBT China’s total personnel costs decreased in the quarter ended November 30, 2012 compared to last year due to their newly implemented business model, focusing on mass market training and overseas student referrals, which requires a smaller number of employees.  Sprott-Shaw’s personnel costs remained stable in the quarter ended November 30, 2012. KGIC’s personnel costs have increased compared to last year due to increase in sales personnel that were hired to attract a larger international student base. The personnel costs at IRIX also increased compared to last year due to additional account managers to support existing clients and generate new clients.  The increase in corporate head office expenses in the quarter ended November 30, 2012 related to the increase in staff relating to development of new strategic initiatives.

The Harmonized Sales Tax (HST) is a new sales tax imposed by the provincial government of British Columbia that cannot be credited against education revenues, but adds to expenses. A vote to extinguish the HST and reinstate the Provincial Sales Tax (PST) plus Goods and Services Tax (GST) system was passed in August 2011 and the Provincial government of BC intends to implement a transition plan that is expected to replace HST with PST plus GST by March 2013. The PST plus GST system is estimated to save approximately $450,000 annually in general and administrative expenses related to sales taxes for the Company and all of its subsidiaries operating in British Columbia by March 2013.

Share-based compensation

Share-based compensation is a non-cash expense and totaled $29,945 for the quarter ended November 30, 2012, and $12,738 for the quarter ended November 30, 2011. Share-based compensation is a result of the compensation expense in connection with the stock option grants granted in the past for amounts that vest in the periods reported. The share-based compensation expense from the stock option grants is being recognized based on the estimated fair value of each tranche, segmented by vesting dates for stock options awarded. The increase in share-based compensation is due larger pool of vesting options that were granted in the fiscal year ended August 31, 2012.

Foreign exchange gain and loss

We recorded a foreign exchange gain of $11,906 in the quarter ended November 30, 2012.  In the prior year, we recorded a foreign exchange gain of $75,998 for the quarter ended November 30, 2011.

Onerous lease

Over the fiscal year 2011 and fiscal year 2012, Sprott-Shaw has reduced its number of campuses due to student loan credit tightening, which has affected the student loan lending criteria and enforcement in the education industry, resulting in more schools in the industry throughout British Columbia being de-designated than in the past. Sprott Shaw closed 2 campuses (Chilliwack and Duncan) that were located in remote regions of British Columbia with certain leases contracts continuing.  The Company focused on reducing the lease liability for 3 other locations (Maple Ridge, Prince George and Vernon) by subletting to other companies as well as offering government and corporate training using the underutilized campuses. Recent announcement by the Employment Program of BC to increase funding for the unemployed has created new opportunities by offering job training to students located within the three aforementioned cities.

The lease contracts for Chilliwack and Duncan have ended in November 2012, while the lease contracts for Maple Ridge, Prince George, and Vernon will end in May 2014, January 2014, and February 2013, respectively.  As these contracts end, the Company will save an annual lease expense of $266,217.

Internal Controls over Financial Reporting

The Company has determined that there were deficiencies in its internal controls that constituted material weaknesses within its subsidiaries and consolidated financial reporting.  The Company is committed to resolving these deficiencies.  Since fiscal year 2012, it has increased resources, retained personnel in the accounting department, hired an external consultant, trained staff, and focused management effort in order to resolve the deficiencies.  The efforts show progress in resolving deficiencies and management will continue to invest in resolving deficiencies over the remaining quarters in fiscal year 2013.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s operations have been financed through internal cash flow, and equity financing in the form of private placements.

The following table compares selected financial condition information for November 30, 2012 to August 31, 2012:

Selected financial condition information	November 30, 2012	August 31, 2012	Yearly Change	Yearly Percentage Change

Cash and cash equivalents	$6,614,263	$7,964,476	(1,350,213)	(17%)

Accounts receivable	$10,300,763	$8,624,143	$1,676,620	19%

Deferred educational revenue	$19,080,994	$17,443,635	$1,637,359	9%

Finance lease*	$716,090	$743,358	$(27,268)	(4%)

Long-term debt*	$1,434,232	$1,584,232	$(150,000)	(9%)

Working capital deficit	$7,647,495	$6,713,511	$933,984	14%

Shareholders’ equity	$16,397,959	$17,102,853	$(704,894)	(4%)

*includes related interest

The Company’s cash and cash equivalents decreased by $1,350,213 in the quarter ended November 30, 2012 compared to August 31, 2012 predominantly due to investment in intangible assets, leasehold improvement for 3 existing campuses and 1 new campus in Greater Vancouver, the buy-back of company stock, and loan principle repayments.

The Company’s deferred educational revenue increased by $1,637,359 in the quarter ended November 30, 2012 compared to August 31, 2012 due to the Company’s strong enrollment in Q1.  Income generated from new enrolments in Q1 was not immediately recognized as revenue but deferred education revenue in accordance to IFRS  Although deferred education revenue is reported in liabilities, it is an indication of strong enrollment for the Company’s educational business as tuition paid, but not yet delivered, is recorded as deferred education revenue. The increase of deferred educational revenue at quarter end indicates that the revenues in the next quarter are expected to increase.

The Company’s account receivables increased by $1,676,620 in the quarter ended November 30, 2012 compared to August 31, 2012 because of the increase in deferred education revenue and enrolment from the Middle East which carries a credit term.  As recruitment organizations and governments refer the Company students in the fall, some do not pay the full tuition upfront, creating the accounts receivable balance.

Long term debt has decreased in the quarter ended November 30, 2012, which represents the principle repayment of the debt obligations and a cash outflow for the Company.  Finance and operating leases have increased in the quarter ended November 30, 2012 as the Company has renewed a number of campus leases in the past year and additional equipment leases to support the GLN technology platform.

The following table details the Company’s contractual obligations as at November 30, 2012:

	Less Than 1 Year	1 - 5 Years	Greater Than 5 Years	Total

Accounts payable	4,547,676	-	-	4,547,676
Provisions	272,792	-	-	272,792
Income taxes payable	530,388	-	-	530,388
Capital leases	144,521	571,569	-	716,090
Long-term debt	1,402,712	31,520	-	1,434,232
Operating leases	3,441,990	9,517,406	275,899	13,235,295

	10,340,079	10,120,495	275,899	20,736,473

Liquidity risk

The Company is exposed to liquidity risk in that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business.  The Company manages its liquidity risk by monitoring its operating requirements.  As at August 31, 2012, the Company had $6,614,263 (August 31, 2012 – $7,964,476) of cash and cash equivalents.  In addition, the Company has a demand operating credit facility of $1,500,000.  The Company could look to capital financing which it has successfully raised in the past.   However, there is no assurance that such financing will be available on favourable terms.  Management prepares budgets and cash forecasts to ensure that the Company has sufficient funds to fulfill its financial obligations. CIBT is currently in a working capital deficit position, however the Company has positive cash balances as discussed above and realized positive cash flows from operating activities of $1,142,868 in the quarter ended November 30, 2012 which supports the Company’s ability to cover its current operating needs.

CAPITAL OUTFLOW RESTRICTIONS IN CHINA

Capital control exists in the People’s Republic of China. China still has many restrictions on the movement of money in and out of the country for anything except payments associated with exports and imports. At present, a company can repatriate up to 90 percent of profits from their China-based operations. A portion (at least 10 percent for Wholly Owned Foreign Entities), must be placed in a reserve account.  As of November 30, 2012 there was no restricted amount in reserve. This reserve is capped at 50 percent of a company’s registered capital. To distribute the remainder, a company must obtain a board resolution authorizing distribution and file an application with China’s State Administration of Taxation (“SAT”) that includes an annual audit, tax receipts and other documents as required. SAT will then issue a Foreign Enterprise Income Tax Payment Certificate which will enable the bank to exchange Chinese RMB into the desired currency for remission of funds.

TRANSACTIONS WITH RELATED PARTIES

Significant transactions between the Company and the following related parties:

	November 30, 2012	August 31, 2012

Accounts receivable - Weifang University (1)	$4,123,192	$2,922,580
Accounts payable - Weifang University (1)	$735,545	$1,060,700
Due to officers, employees and directors (2)	$77,653	$38,917
Due from officers, employees and directors (3)	$60,000	$62,500

1)
CIBT has a business venture with Weifang University with a 60% interest in Beihai College.  Beihai College is a PRC government approved college which has been in operation since 2002.  Effective July 1, 2007, the Chinese Government implemented a new cash management policy affecting Beihai College.  The tuition fees of Beihai College are required to be directly remitted to the local Chinese Government when tuition fees are received, and the funds are held by the Chinese Government under the account of Weifang.  Beihai College can receive funds for its operations from Weifang on an as-needed basis up to the amount of the tuition fees collected.

2)
As of November 30, 2012, the amount due to officers, employees and directors is comprised of $32,102 (August 31, 2012 – $966) due to officers of the Company and $45,551 (August 31, 2012 – $37,951) due to the President of IRIX.  These amounts are non-interest bearing and have no fixed terms of repayment.  Transactions with related party are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Such amounts are included as part of the cash flows from operating activities in the Consolidated Statements of Cash Flow.

3)	As at November 30, 2012, $60,000 (August 31, 2012 – $62,500) was due from a director of the Company. The balance is being repaid by the director through quarterly installments of $2,500 per quarter.

The remuneration of directors and other members of key management personnel are as follows:

	Quarter Ended November 30, 2012	Quarter Ended November 30, 2011

Management fees and salaries	$206,054	$194,554

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and the Company’s significant accounting policies are disclosed in Note 2 of the consolidated financial statements for the year ended August 31, 2012. The following accounting policies are of particular importance in the presentation of the Company’s financial position, financial performance and cash flows, and which require the application of significant judgment and estimates by management.

Revenue recognition

The Company recognizes revenue when the amount of revenue can be reliably measured, if it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Company’s activities as described below.

Revenue is measured at the fair value of the consideration received or receivable.

The primary sources of the Company’s revenues are as follows:

(a) Educational programs and services
The educational programs and services consist of tuition fee (net of discounts) on course offerings by CIBT, SSDC and KGIC. Tuition is paid in advance and is initially recorded as deferred revenue. Tuition revenue for educational programs and services is recognized proportionately as the instructions are delivered, and is reported net of scholarships, business taxes and related surcharges, and tuition refunds. Students are entitled to a short term course trial period which commences on the date the course begins. Partial tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, no refunds will be provided and any collected but unearned portion of the fee is recognized at that time.

(b) Revenue sharing arrangement with education service providers
One of the Company’s subsidiaries, CIBT, has entered into numerous educational delivery agreements with various educational service providers whereby a portion of the tuition fees, net of discounts, are paid to these educational service providers for the provision of facilities and/or teaching staff.  For the majority of these revenue sharing arrangements, CIBT is considered the primary obligor and accordingly records the tuition fee revenues on a gross basis and the portion paid to the educational service providers is included in direct educational costs.

Intangible assets

The Company’s finite life and indefinite life intangible assets are recorded at their cost which, for intangible assets acquired in business combinations, represents the acquisition date fair value.

Indefinite life intangible assets include accreditations, brand and trade names, and Chinese university partnership contracts. The Company considers such assets to represent an ongoing benefit to the Company through an indefinite period of control of such assets and expected usage. Such intangible assets are not subject to amortization and are tested for impairment annually or where an indication of impairment exists as described under “Impairment of intangible assets and property and equipment” below.

Finite life intangible assets, which include curriculum access contracts, internally developed curriculum, agency fees, and foreign university cooperating agreements are carried at cost less accumulated amortization and impairment losses.

The Company capitalizes direct costs incurred in developing programs and curriculums for new courses as intangible assets with finite life.  These costs are amortized to direct educational cost on a straight-line basis over the expected life of the course (ranging from three months to 48 months) upon commencement of the new courses.  Costs relating to the ongoing development and maintenance of existing courses are expensed as incurred. For language programs in KGIC and SSDC, the Company engages a network of agents in foreign countries, who recruit and/or provide ongoing services to international students to attend the Company’s programs in Canada.  Agency fees attributable to each student, are deferred as intangible assets and recognized proportionately over the instruction period for the student to match with the tuition fee revenues which are within a year.

Amortization is calculated over periods ranging from less than one year to fifteen years on a straight-line basis, being their estimated useful lives.  The expected useful lives of assets are reviewed on an annual basis and, if necessary, changes in useful lives are accounted for prospectively.  Finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate the carry value may not be recoverable as described under “Impairment of intangible assets and property and equipment” below.

Impairment of intangible assets and property and equipment

The carrying amount of property and equipment and intangible assets with a finite life are reviewed each reporting period to determine whether events or changes in circumstances indicate that their carrying amounts may not be recoverable.  Intangible assets with an infinite life are reviewed and tested on an annual basis or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).  The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.  An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Foreign currency

Functional currency is the currency of the primary economic environment in which an entity operates.  These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency.

In preparing the financial statements of each individual subsidiary, transactions in currencies other than the entity's functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.  At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.  Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing at the dates those fair values are determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are translated into Canadian dollars using exchange rates prevailing at the end of each reporting period.  Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used.  Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

Share-based payments

The Company grants stock options to certain directors and employees to acquire shares in the common stock of the Company in accordance with the terms of the Company’s stock option plan.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. The fair value is measured for each tranche at grant date and is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted and management’s estimate of forfeitures and expected volatility based on historical volatility.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that vest.

Income taxes

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period which is calculated using tax rates that have been enacted or substantively enacted by the reporting date.  Taxable profit differs from profit as reported in the consolidated statement of comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible.

Deferred income taxes are accounted for using the liability method.  Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws in effect when the differences are expected to reverse.  The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment.  Deferred tax assets, such as unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the statement of financial position, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

ACCOUNTING STANDARDS DEVELOPMENT

Standards issued but not yet effective up to the date of issuance of the Company’s consolidated financial statements are listed below.  This listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.  The Company intends to adopt these standards when they become effective.

In the annual period beginning September 1, 2015, the Company will be required to adopt IFRS 9, Financial Instruments, which is the result of the first phase of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement.  The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 10, Consolidated Financial Statements (“IFRS10”).  IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation - Special Purpose Entities and IAS 27, Consolidated and Separate Financial Statements.  Earlier application of this standard is permitted.  IFRS 10 builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company.  The standard provides additional guidance to assist in the determination of control.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, and associates.  The standard carries forward existing disclosures and introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. Management has yet to assess the full impact of IFRS 12 and intends to adopt the standard beginning September 1, 2013.

In the annual period beginning September 1, 2013, the Company will be required to adopt IFRS 13, Fair Value Measurement.  This standard establishes a single framework for all fair value measurements where fair value is required or permitted by IFRSs.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt the amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).  The amendment requires new disclosures relating to the offset of financial assets and financial liabilities that will enable the users of financial statements better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles.  Management is currently evaluating the impact that this standard will have on the consolidated financial statements.  The adoption of the amended standard is not expected to have a material impact on the Company’s consolidated financial statements.

In the annual period beginning September 1, 2013, the Company will be required to adopt IAS 19 (Amendment), Employee Benefits, which revises recognition and measurement of post-employment benefits.  This amended standard will modify accounting for termination benefits, including distinguishing benefits provided in exchange for service and benefits provided in exchange for the termination of employment and affect the recognition and measurement of termination benefits.  The impact, if any, that this amended standard will have on the Company’s consolidated financial statements is not determinable at this time.

FINANCIAL INSTRUMENTS

All financial instruments are initially recorded at fair value including transactions costs except for transaction costs related to financial instruments classified as fair value through profit or loss (“FVTPL”) which are expensed as incurred.  Subsequent measurement of financial instruments is determined based on their classification.

The following is a summary of the classes of financial instruments included in the Company’s consolidated statement of financial position as well as their designation by the Company:

Balance sheet item	Classification	Measurement basis

Cash and cash equivalents	Fair value through profit or loss	Fair value
Marketable securities	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Long-term debt	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

Changes in “FVTPL” financial instruments are recognized in net income (loss) in the period in which they arise.  Changes in fair value that remain unrealized for available-for-sale financial instruments are recorded in other comprehensive income until realized or determined to be impaired at which time the gain, loss or impairment is recognized in net income (loss) for the period.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts, and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In assessing the fair value of a particular contract, the market participant would consider the credit risk of the counterparty to the contract.

OFF-BALANCE SHEET ARRANGEMENTS

There were no off-balance sheet arrangements engaged by the Company or any of its subsidiaries.

SUBSEQUENT EVENTS

On January 9, 2013, the Company announced that it has entered into a Letter of Intent with Linkman International Language Institute (“Linkman”) to acquire shares from treasury representing 95% of all issued and outstanding shares of Linkman at closing.  Subject to due diligence, the receipt of all necessary approvals and the satisfaction of other conditions, this acquisition is expected to close within the next eight weeks.  The purchase price for the acquisition of the Linkman shares will be determined after completion of the due diligence.

Linkman is a language training institution in China that operates two campuses in the province of Zhejiang, within the cities of Hangzhou and Xiaoshan.  Linkman specializes in English language training for students in elementary and middle school, but also train students in high school as well as adults.

DISCLOSURE CONTROLS AND PROCEDURES & INTERNAL CONTROLS OVER FINANCIAL REPORTING

(a) Evaluation of Disclosure Controls and Procedures

The Company carried out, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on their evaluation, the Company’s Chief Executive Officer and its Chief Financial Officer concluded that, as of November 30, 2012, and the date of this Management’s Discussion & Analysis, the disclosure controls and procedures were not effective due to the material weaknesses described below. Notwithstanding the existence of the material weaknesses described below, our management has concluded that the consolidated financial statements for the quarter ended November 30, 2012 fairly present, in all material respects, the financial position, financial performance and cash flows for the Company in conformity with IFRS.

(b) Report of Management on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

With the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2012, based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

In its assessment of the effectiveness in internal control over financial reporting as of November 30, 2012, the Company determined that there were control deficiencies that constituted material weaknesses, as described below.

●
In the process of documenting and improving our controls over financial reporting, management has identified certain material weaknesses that existed in the design or operation of the Company’s internal control over financial reporting including ineffective control over the financing reporting of subsidiaries; insufficient staffing in accounting and finance in business segments; and ineffective controls related to the period-end financial reporting process that impacts management’s ability to oversee the preparation of the consolidated financial statements

Due to these material weaknesses, management concluded that our internal control over financial reporting was not effective as of November 30, 2012.

(c) Remediation Plan for Material Weakness in Internal Control over Financial Reporting

The Company is in the process of developing and implementing a remediation plan to address the material weaknesses as described above. The Company has taken the following actions to improve internal controls over financial reporting:

●	During the year ended August 31, 2013, we will enhance our risk assessment, internal control design and documentation; and

●	Develop and implement other procedures in the internal control function.

In light of the aforementioned material weakness, management conducted a thorough review of all significant or non-routine adjustments for the quarter ended November 30, 2012. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the quarter ended November 30, 2012 fairly present in all material respects and financial position and results of operations for the Company in conformity with IFRS.

The Company has allocated additional resources, human capital, consultants, and management effort which are expected to improve its internal controls over financial reporting.  The Company plans to continue to invest in improving its internal controls over financial reporting over the 2013 fiscal year.

CIBT EDUCATION GROUP INC.
SCHEDULE OF SHARE CAPITAL
AS AT January 14, 2013

Authorized share capital consists of 150,000,000 common shares without par value.

	Number	Value
Issued and outstanding

Balance at September 1, 2010	69,226,011	$47,709,836

Balance at May 31, 2011	69,226,011	47,709,836
- for private placement at $0.30 per share, net of issue costs of $10,050	2,723,333	476,950
- fair value of agent’s warrants for private placement	-	(4,020)

Balance at August 31, 2011	71,949,344	48,182,766

Balance at August 31, 2012	71,949,344	48,182,766

Balance at November 30, 2012 and January 14, 2013	71,949,344	$48,182,766

Escrow shares
No escrow shares were issued and outstanding as at January 14, 2013.

Stock options
Details of options outstanding as at January 14, 2013 are as follows:

Number of Options	Exercise Price	Expiry Date	Remaining Contractual Life

60,000	$0.80	May 3, 2013	0.30 years
50,000	$0.60	August 8, 2013	0.56 years
100,000	$0.54	October 13, 2013	0.75 years
1,265,000	$0.42	March 1, 2016	3.13 years
3,058,000	$0.24	January 6, 2017	3.98 years

4,533,000	$0. 31 Average Price

Share purchase warrants
Details of warrants outstanding and exercisable as at January 14, 2013 are as follows:

Number of Warrants	Exercise Price	Expiry Date	Remaining Contractual Life

1,723,500	$0.35	June 29, 2014	1.45 years
1,033,333	$0.35	July 12, 2014	1.49 years

2,756,833